Exhibit 99

News

RiT TECHNOLOGIES ANNOUNCES CHANGES
IN ITS PRINCIPAL SHAREHOLDERS AND MANAGEMENT

—    Mr. Sergey Anisimov appointed Chairman of the Board of Directors
—     Mr. Avi Kovarsky appointed Chief Executive Officer

Tel Aviv, Israel – June 12, 2008 – RiT Technologies (NASDAQ: RITT) following on its announcement on March 27, 2008, today announced that its principal shareholders, Yehuda Zisapel, the Chairman of the Board of Directors of the Company and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, a director of the Company, informed RiT that they completed the sale of all of the 5,122,521 RiT shares held by them (or their affiliates), representing approximately 34.9% of RiT’s outstanding share capital, to STINS COMAN Incorporated (“STINS COMAN”), a Russian corporation headquartered in Moscow, Russia, who has been RiT’s distributor since 1994. The shares were acquired for an aggregate purchase price of $4,405,368, or $0.86 per share.

RiT also announced that, following on its announcement on May 2, 2008, STINS COMAN informed RiT that it successfully completed its previously announced partial tender offer for RiT shares, such that it will acquire a total of 1,027,815 RiT shares validly tendered in the offer, representing approximately 7.0% of RiT’s outstanding share capital, at $0.86 per share, net to the seller in cash. After payment for the shares tendered in the offer and accepted for payment, STINS COMAN will beneficially own 6,150,336 RiT shares, representing approximately 41.9% of RiT’s outstanding share capital.

In connection with the completion of the said transactions, Messrs. Yehuda Zisapel and Meir Barel resigned from the Board of Directors of the Company. Messrs. Sergey Anisimov and Boris Granovsky joined the Board of Directors. Mr. Sergey Anisimov, president and founder of STINS COMAN since 1992, was appointed Chairman of the Board of Directors, replacing Yehuda Zisapel who served as Chairman since 1989.

In addition, RiT announced that Mr. Avi Kovarsky has been appointed as CEO of RiT, replacing Mr. Doron Zinger, effective as of July 1, 2008. Mr. Kovarsky, formerly a Senior VP Sales in RiT, has served in various managerial positions in RiT from 1997 to 2007.

The Audit Committee and Board of Directors of RiT have also determined, subject to the approval of RiT’s shareholders as required by Israeli law, to appoint Mr. Kovarsky as a director of RiT and to approve the terms of his compensation as CEO. The Company intends to convene a shareholder meeting for this purpose in the coming weeks.

Mr. Sergey Anisimov, the newly appointed Chairman of RiT, commented: “I believe RiT has the ability to strengthen its leadership position and build a positive momentum in the network infrastructure control and management solutions market. I look forward to taking part in conceiving its new growth strategy together with RiT’s management and board of directors.”

About RiT Technologies

RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: the pending delisting of our ordinary shares from the NASDAQ Capital Market; our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il